Exhibit 99.1

Daqo New Energy Announces Second Quarter 2012 Results

CHONGQING, China—August 17, 2012—Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), a leading polysilicon manufacturer based in China, today announced its unaudited financial results for the second quarter of 2012.

Second Quarter 2012 Financial and Operating Highlights

•

Polysilicon shipments were approximately 1028 metric tons, or MT. Photovoltaic (PV) module shipments were 3.6 Mega watts, or MW. Wafer shipments were 11.2 MW. In addition, the Company also provides 209 MT ingot and block outsourcing manufacturing services for its customers.

•	Revenues were $30.6 million, compared to $34.0 million in the first quarter of 2012 and $70.7 million in the second quarter of 2011.

•	Gross loss was $5.9 million, compared to a gross loss of $11.0 million in the first quarter of 2012 and gross profit of $33.0 million in the second quarter of 2011.

•	Gross margin was negative 19.5%, compared to negative 32.2% in the first quarter of 2012 and 46.6% in the second quarter of 2011.

•	Operating loss was $6.8 million, compared to operating loss of $12.1 million in the first quarter of 2012 and operating income of $32.6 million in the second quarter of 2011.

•	Operating margin was negative 22.4%, compared to negative 35.5% in the first quarter of 2012 and 46.2% in the second quarter of 2011.

•

Net loss attributable to Daqo New Energy Corp. shareholders was $7.1 million, compared to $13.7 million in the first quarter of 2012 and net income attributable to Daqo New Energy Corp. shareholders of $25.7 million in the second quarter of 2011.

•	Loss per fully diluted ADS was $0.20, compared to $0.39 in the first quarter of 2011, and earnings of $0.73 per fully diluted ADS in the second quarter of 2011.

“In the second quarter of 2012, we were running our Wanzhou polysilicon plant smoothly at full capacity. We have successfully reduced our polysilicon production cost, which is attributed to several technology improvements and the lower seasonal electricity rate. However, the solar PV industry continued its downward motion and the average selling prices for polysilicon, wafer and module remained weak. The international trade conflicts also had a negative impact on market demands.” Commented Dr. Gongda Yao, Chief Executive Officer of the Company. “As for the Xinjiang Phase II project, we have already completed 97% of the total construction by the end of July. Several units including liquid chlorine system, utilities system, TCS system, and distillation system, have already been tested and are ready for pilot production. We are confident to achieve our original goal to start pilot production this September and contribute over 500 MT Polysilicon in the last four months of 2012.”

“As for our wafer business, we are working with our business partner to improve our wafer manufacturing technology so as to achieve better quality with lower cost. We plan to gradually increase the utilization rate of our wafer plant, progressively to the level of full capacity, so that we will be able to minimize the loss in the interim as we move towards break-even, and eventually obtain positive cash flow in wafer business.”

“Recently, our high quality polysilicon has been qualified by a semiconductor customer and we obtained the first order. In the second quarter, 90% of our polysilicon meets the standard of electronic grade III. Although the first order from this semiconductor customer is not significant in terms of volume, we think it’s a new opportunity for the company to expand its business to a new market with higher margins.” Dr. Yao concluded.

Second Quarter 2012 Results

Revenues

Revenues were $30.6 million, compared to $34.0 million in the first quarter of 2012 and $70.7 million in the second quarter of 2011.

The Company generated revenues of $23.6 million from 1,028 MT of polysilicon sold, compared to revenues of $25.7 million from 964 MT of polysilicon sold in the first quarter of 2012, and revenues of $63.0 million for 1,001 MT of polysilicon sold in the second quarter of 2011. The decrease in revenues from the first quarter of 2012 and the second quarter of 2011 was primarily due to the lower average selling price offset only to a limited extent by the higher sales volume.

The Company generated $3.0 million and $2.8 million from sales of PV modules and wafers, respectively, in the second quarter of 2012, compared to $1.9 million and $6.2 million from sales of PV modules and wafers, respectively, in the first quarter of 2012 and $6.8 million and $0.9 million from the sales of PV modules and wafers, respectively, in the second quarter of 2011. As for module revenue, the increase from the first quarter of 2012 was due to larger sales volume partially offset by lower average selling price, and the decrease from the second quarter of 2011 was due to lower sales volume and lower average selling price. As for wafer revenue, the decrease from the first quarter of 2012 was due to lower sales volume and lower average selling price, and the increase from the second quarter of 2011 was due to larger sales volume partially offset by lower average selling price.

Gross loss and margin

Gross loss was $5.9 million, compared to $11.0 million in the first quarter of 2012 and gross profit of $33.0 million in the second quarter of 2011.

Gross margin was negative 19.5%, compared to negative 32.2% in the first quarter of 2012 and positive 46.6% in the second quarter of 2011.

The improvement in gross loss and gross margin from the first quarter of 2012 was primarily due to the decrease in production cost which is a result of the Company’s continuous efforts on technological improvement as well as seasonal decrease in electricity rate.

Selling, general and administrative expenses

Selling, general and administrative expenses were $4.0 million in the second quarter of 2012, compared to $2.7 million in the first quarter of 2012 and $3.9 million in the second quarter of 2011. The increase in selling, general and administrative expenses from the first quarter of 2012 was due to the reversal of bad debt provisions totaling $1.2 million in the first quarter of 2012 as a result of collection of accounts receivable.

Research and development expenses

Research and development expense was $0.4 million in the second quarter of 2012, compared to $0.6 million in the first quarter of 2012 and $0.2 million in the second quarter of 2011.

Other operating income

Other operating income was $3.5 million in the second quarter of 2012, compared to $2.2 million in the first quarter of 2012 and $3.8 million in the second quarter of 2011. Other operating income was mainly composed of unrestricted cash incentives that the Company received from local government authorities, which fluctuates from period to period.

Operating loss and margin

As a result of the foregoing, operating loss was $6.8 million, compared to operating loss of $12.1 million in the first quarter of 2012 and operating income of $32.6 million in the second quarter of 2011.

Operating margin was negative 22.4%, compared to negative 35.5% in the first quarter of 2012 and 46.2% in the second quarter of 2011.

The improvement on operating margin from the first quarter of 2012 was in line with the fluctuation of gross loss.

Net Interest expense

Net interest expense in the second quarter of 2012 was $3.8 million, compared to $3.8 million in the first quarter of 2012 and $1.7 million in the second quarter of 2011. The increase from the second quarter of 2011 was primarily due to the increase of the Company’s average short-term and long-term borrowing in the second quarter of 2012. In addition, the Company no longer capitalizes interest related to the construction of the wafer facility since the beginning of 2012.

Income tax expense/(benefit)

Income tax benefit in the second quarter of 2012 was $2.6 million, compared to income tax benefit of $1.6 million in the first quarter of 2012 and income tax expense of $4.5 million in the second quarter of 2011. The increase in tax benefit from the first quarter of 2012 was due to the recognition of tax benefit related to 2011 corporate income tax filing. The decrease from the second quarter of 2011 was primary due to the decrease of income before tax.

Net Income (loss) attributable to our shareholders, net margin and earnings per ADS

As a result of the aforementioned, net loss attributable to Daqo New Energy Corp. shareholders was $7.1 million, compared to net loss $13.7 million in the first quarter of 2012 and net income attributable to Daqo New Energy Corp. shareholders of $25.7 million in the second quarter of 2011.

Net margin was negative 26.2% in the second quarter of 2012 compared to negative 42.0% in the first quarter of 2012 and positive 37.4% in the second quarter of 2011.

Earnings/(Loss) per fully diluted ADS were ($0.20), compared to ($0.39) in the first quarter of 2012, and $0.73 in the second quarter of 2011.

Financial Condition

As of June 30, 2012, the Company had $90.2 million in cash and cash equivalents and restricted cash, compared to $114.6 million as of March 31, 2012. As of June 30, 2012, the net accounts receivable balance was $36.2 million, compared to $39.5 million as of March 31, 2012. As of June 30, 2012, total borrowings were $343.3 million, of which $223.6 million were long-term borrowings, compared to total borrowings of $316.8 million, including $212.0 million long-term borrowings as of March 31, 2012.

Outlook for Third Quarter 2012

For the third quarter of 2012, the Company expects to ship 1000-1200 MT of polysilicon, approximate 6 MW of wafers, 8 MW of wafers OEM and 3.0 MW of modules. In addition, the Company expects to provide 200 metric tons of ingot and block manufacturing outsourcing services to its customers. This outlook reflects our current and preliminary view and may be subject to change. Our ability to achieve this projection is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Conference Call

Daqo New Energy will host a conference call at 8:00 am, Eastern Daylight Time on August 17, 2012 to discuss the results for the quarter. Joining the call will be Dr. Gongda Yao, the Company’s Chief Executive Officer and Mr. Bing Sun, the Chief Financial Officer.

The dial-in details for the live conference call are as follows:

U.S. Toll Free Number: 186 6519 4004

International dial-in number: + 65 6723 9381

China Domestic Toll Free: 800 819 0121

Hong Kong Toll Free: 800 930 346

Conference Password: 2075 0946

A replay will be available shortly after the call until Sep. 17, 2012 on the Company website or by dialing:

U.S. dial-in number: 186 6214 5335

International dial-in number: +61 2 8235 5000

Conference Password: 2075 0946

This conference call will be broadcast live over the Internet and can be accessed on Daqo New Energy’s website at http://www.dqsolar.com. To listen to the live webcast, please go to Daqo New Energy’s website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers and modules. For more information about Daqo New Energy, please visit www.dqsolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of 2012 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourthparties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to successfully implement our vertical integration strategy. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended
	Jun 30, 2012	Mar 31, 2012	Jun 30, 2011
Revenues	$30,559	$34,045	$70,721
Cost of revenues	(36,504)	(45,010)	(37,765)
Gross (loss)/profit	(5,945)	(10,965)	32,956
Operating expenses
Selling, general and administrative expenses	(4,000)	(2,674)	(3,906)
Research and development expenses	(426)	(611)	(165)
Other operating income	3,534	2,152	3,758
Total operating expenses	(892)	(1,133)	(313)
(Loss)/income from operations	(6,837)	(12,098)	32,643
Interest expense	(4,094)	(4,121)	(2,193)
Interest income	290	335	450
Foreign exchange gain (loss)	(1)	8	42
(Loss)/Income before income taxes	(10,642)	(15,876)	30,942
Income tax benefit/(expense)	2,647	1,567	(4,513)
Net (loss)/income	(7,995)	(14,309)	26,429

Net (loss)/income attributable to noncontrolling interest	(927)	(584)	744
Net (loss)/income attributable to Daqo New Energy Corp. shareholders	$(7,068)	$(13,725)	$25,685

Net (loss)/income	$(7,995)	$(14,309)	$26,429
Other comprehensive income:
Foreign currency translation adjustments	(4,005)	657	5,760
Total other comprehensive income	(4,005)	657	5,760
Comprehensive (loss)/income	(12,000)	(13,652)	32,189
Comprehensive (loss)/income attributable to noncontrolling interest	(2,241)	(372)	2,501
Comprehensive (loss)/income attributable to Daqo New Energy Corp. shareholders	(9,759)	$(13,280)	$29,688
(Loss)/Earnings per ADS
Basic and diluted	$(0.20)	$(0.39)	$0.73
Weighted average ADS outstanding
Basic	35,142,821	35,142,821	35,142,821
Diluted	35,142,821	35,142,821	35,142,821

Daqo New Energy Corp.

Unaudited Condensed Consolidated Balance Sheet

(US dollars in thousands)

	Jun 30, 2012	Mar 31, 2012	Jun 30, 2011
ASSETS:
Current Assets:
Cash and cash equivalents	$66,114	$99,309	$126,079
Restricted cash	24,038	15,278	21,432
Accounts receivable, net	36,189	39,531	31,826
Prepaid expenses and other current assets	20,204	15,519	6,935
Advances to suppliers	2,344	1,747	2,625
Inventories	17,648	19,258	15,016
Amount due from related party	4,935	9,812	6,030
Deferred tax assets-current	6,571	5,796	1,243

Total current assets	178,043	206,250	211,186
Property, plant and equipment, net	701,279	651,958	501,787
Prepaid land use right	35,316	35,827	8,714
Deferred tax assets	17,922	18,058	1,062
Other non-current assets	3,939	7,065	162

TOTAL ASSETS	936,499	919,158	722,911

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	119,746	104,829	94,970
Accounts payable	21,975	21,266	13,181
Advances from customers	25,577	26,780	24,808
Payables for purchases of property, plant and equipment	55,087	39,847	14,709
Accrued expenses and other current liabilities	8,355	8,474	10,761
Amount due to related party	12,244	12,813	4,005
Income tax payable	5,920	15,857	9,756

Total current liabilities	248,904	229,866	172,190

Long-term borrowings	223,599	211,961	67,766
Accrued warranty cost	496	467	302
Advance from customers – long term portion	4,862	7,302	—
Payables for Purchases of Property, Plant and Equipment	4,985	4,164	—
Other long Term Liabilities	25,735	26,108	14,646

TOTAL LIABILITIES	508,581	479,868	254,904

EQUITY:

Ordinary shares	18	18	18
Additional paid-in capital	144,056	143,426	141,455
Retained earnings	129,411	136,480	177,561
Accumulated other comprehensive income	16,199	18,890	12,166

Total Daqo New Energy Corp.’s shareholders’ equity	289,684	298,814	331,200

Noncontrolling interest	138,234	140,476	136,807

Total equity	427,918	439,290	468,007

TOTAL LIABILITIES & EQUITY	936,499	919,158	722,911

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-23-6486-6556

Email: Kevin.he@daqo.com

SOURCE: Daqo New Energy Corp.